December 9, 2010

By Edgar

Larry Spirgel
Assistant-Director
Division of Corporation Finance
Securities and Exchange Commission

Re: Neonode Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed March 29, 2010 as amended May 12, 2010
File No. 000-08419

Dear Mr. Spirgel:

Neonode Inc. (“Neonode”) acknowledges receipt of the letter dated December 6, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  The following is a response to the Staff’s comments.

We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our filings with the SEC.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our response below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.

We acknowledge that Neonode is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, and that the Staff comment or changes to disclosures in response to the Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert the Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below is the Staff's comments contained in the Staff Letter (in bold face type) followed by our response.

General

1.
We note your response to our comment one in our letter dated November 18, 2010, stating that you are required to defer revenue earned from your technology license agreements until such time as the initial warranty period expires. In addition, we note your discussion on page 33 of your Form 10-Q/A filed on November 22, 2010 stating that you are deferring the technology license fee revenue related to the initial purchase order for $475,000 touch screen licenses until the 180-day warranty period lapses. Please tell us whether this initial purchase order with the Original Equipment Manufacturer (OEM) is a firm commitment and describe when you expect sales to begin pursuant to this order. If the purchase order is only in the initial stages and no actual sales have taken place, please revise your Form 10-Q/A appropriately.

Response:  Neonode’s initial purchase order with the Original Equipment Manufacturer is a firm commitment in the amount of $475,000 pursuant to a technology license agreement signed on June 18, 2010 (the “Agreement”) that licenses the use our touch screen technology in a series of e-Reader products.  Pursuant to the Agreement, the Original Equipment Manufacturer paid us the $475,000 on July 18, 2010, and has no right of refund.  The Original Equipment Manufacturer has already released e-Reader products that use our touch screen technology pursuant to the Agreement, and has begun selling these products on a worldwide basis.

2.
We note your response to our comment one in our letter dated November 18, 2010 stating your position in the optical touch screen market is significant when compared to your competitors. In future filings, supplement your disclosure related to the current competition in touch screen technologies with a specific discussion related to your competitive position in the optical touch screen market. Please identify your main competitors and your methods of competition.

Response:  In response to the Staff's comment, we will include in our future filings under the heading "Competitive Position" of Item 1. Business disclosure regarding our current competition in touch screen technologies with a specific discussion related to our competitive position in the optical touch screen market.

3.
In future filings provide disclosure related to your dependence on a few customers. See Item 101(h)(4)(vi) of Regulation S-K. We note your disclosure in your response letter and in your most recent Form 10-Q that as of September 30, 2010, you currently only have three signed technology license agreements with customers. Please also identify in future filings all customers that account for more than 10% of your annual revenues and file copies of any agreements with these customers as exhibits to your periodic reports. Refer to Item 602(b)(10) of Regulation S-K.

Response:  In response to the Staff's comment, we will include in our future filings under Item 1. Business and Item 1A. Risk Factors disclosure regarding our dependence on a few customers.  We will identify in our future filings all customers that account for more than 10% of our annual revenues, and in our future filings we will file copies of agreements with these customers under Item 15. Exhibits, Financial Statement Schedule.

*           *           *

We trust that the response provided above addresses the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact me at Tel: 925-768-0620.

Sincerely,

/s/ David Brunton
David Brunton
Chief Financial Officer
Neonode Inc.

cc: Mr. Reid Hooper
Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission - EDGAR